News Release

Alexco Reports Grid Power Outage Affecting Keno Hill

June 14, 2011 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) reports that production at its Bellekeno mine in the Keno Hill Silver District, Yukon, has been temporarily interrupted due to a disruption in the supply of grid electricity. Grid power was lost Sunday night, with the cause reported to be three downed power poles at a remote stretch of the main grid transmission line between Mayo and Elsa. Yukon Energy Corporation has confirmed that crews are currently working on repairing the line, and has now advised the current best estimate for restoration of grid power to Keno Hill is by Wednesday June 15th.

Back-up generators are currently operating at the Bellekeno mine and mill. While production is suspended, all key mine and mill systems pertaining to safety and environmental compliance continue to function normally, including mine dewatering and water treatment. All baseline mill operational systems are successfully functioning during this short-term suspension mode to ensure smooth mill ramp-up once full electrical power is restored. Underground mining crews have been temporarily redeployed to the Lucky Queen historical mine to accelerate the portal and mine access rehabilitation work that was initiated in March.

Based on the advised timeframe for restoration, Alexco estimates this disruption in grid power supply will result in a mill shut-down period of approximately four to five days. The availability of a significant stockpile of broken ore inventory is expected to largely mitigate the interruption in production of ore from the mine.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada